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                              July 16, 2021

       Paul Pinkston
       Principal Financial Officer
       Pedevco Corp.
       575 N. Dairy Ashford, Suite 210
       Houston, Texas 77079

                                                        Re: Pedevco Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed March 23,
2021
                                                            File No. 001-35922

       Dear Mr. Pinkston:

              We have reviewed your June 4, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 20, 2021 letter.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Financial Statements
       Note 6 Oil and Gas Properites, page 84

   1. We have read your response to prior comment 2 and note that you reduced the number of
                                                        2018 wells planned to
be developed to 33. However, your disclosure in the annual report does not appear to
identify changes in the net quantities of proved undeveloped reserves consistent with the
change in the number of wells in your development plan.

                                                        Please expand your
discussion to clearly identify the source of each change, e.g. revisions, improved recovery,
extensions and discoveries, transfers to proved developed, sales and acquisitions, and to
include an explanation for each of the items you identify. If two or more unrelated factors
are combined to arrive at the overall change in an item, separately
 Paul Pinkston
Pedevco Corp.
July 16, 2021
Page 2
         identify and quantify each individual factor that contributed to a material change so that the overall change in net reserve quantities is fully explained.

         For example, your disclosure of revisions in previous estimates of your proved undeveloped reserves should identify changes caused by commodity prices, costs, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan, to comply with Item 1203(b) of Regulation S-K.
2. Please provide us with a tabular reconciliation and narrative explanation of all material changes that occurred in your proved undeveloped reserves, including the revisions that would be necessary to address the comment above, to conform to the requirements under
         Item 1203(b) of Regulation S-K for the years ended December 31, 2019 and 2020.
      You may contact John Cannarella, Staff Accountant at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNamePaul Pinkston                                Sincerely,
Comapany NamePedevco Corp.
                                                               Division of
Corporation Finance
July 16, 2021 Page 2                                           Office of Energy
& Transportation
FirstName LastName